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                     ATTACHMENT FOR CURRENT FILING OF N-SAR
                                  SUB-ITEM 77M

Immediately after the close of business on April 30, 2004, the U.S. Large Cap Trust acquired the assets (subject to all of the liabilities) of the Quantitative Equity Trust in exchange for shares of the U.S. Large Cap Trust.

Immediately after the close of business on April 30, 2004, the Income & Value Trust acquired the assets (subject to all of the liabilities) of the Balanced Trust in exchange for shares of the Income & Value Trust.

The Agreement and Plan of Reorganization relating to these transactions was approved by the Registrant's Trustees on April 1, 2004 and the shareholders/contractowners of each nonsurviving portfolio at a shareholders meeting on April 30, 2004.